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                                                                 EXHIBIT (a)(11)


                    SENECA RESOURCES ANNOUNCES CONSUMMATION
                       OF TENDER OFFER FOR HARCOR ENERGY

         HOUSTON -- May 5/PRNewswire/ -- Seneca Resources Corporation, the exploration and production subsidiary of National Fuel Gas Company (NYSE: NGF) today announced that the tender offer made by Seneca West Corp., a wholly-owned subsidiary of Seneca Resources, for all of the outstanding shares of Common Stock of HarCor Energy, Inc. (Nasdaq: HARC) for $2.00 per share net in cash expired at 12:00 midnight, New York City time, on May 4, 1998. As of the expiration of the tender offer and based on preliminary information supplied by the depositary for the offer, 15,506,632 shares, representing approximately 95.3% of the outstanding shares of HarCor Common Stock, were tendered in accordance with the tender offer.

         Immediately after the expiration of the tender offer, Seneca West gave notice to the depositary for the offer that Seneca West accepted for payment all of the shares of HarCor Common Stock tendered prior to the expiration of the offer.

         The tender offer was commenced pursuant to the terms of an Agreement and Plan of Merger among HarCor, Seneca Resources and Seneca West which provides for the merger of Seneca West with and into HarCor following the successful consummation of the tender offer. Accordingly, all shares of HarCor Common Stock that are not purchased pursuant to the tender offer (other than shares owned Seneca West and its affiliates and shares as to which statutory appraisal rights are exercised) will be converted in the merger into the right to receive $2.00 per share, net in cash without interest. Because Seneca West has acquired at least 90% of the outstanding shares of HarCor Common Stock, the merger does not require any further action by the board of directors or stockholders of HarCor. Accordingly, Seneca West intends to consummate the merger immediately.

         HarCor is a Houston-based independent oil and gas company with properties located primarily on the west side of the San Joaquin Basin in Kern County, California.

         National Fuel Gas Company is an integrated energy company with operations in all segments of the natural gas industry, including utility, pipeline and storage, exploration and production, and marketing operations. Seneca Resources Corporation, headquartered in Houston, Texas, explores for and produces natural gas and oil in the lower 48 states and the Gulf of Mexico. Additional information about National Fuel is available on its Internet Web site (http://www.natfuel.com) or via its telephonic investor information service at 800-334-2188.